WARRANT ISSUANCE AGREEMENT

This WARRANT ISSUANCE AGREEMENT (this "Agreement"), dated as of October 14, 2026, is between LanzaTech Global, Inc., a Delaware corporation (the "Company"), and Future Solution Investments LLC, a Wyoming limited liability company ("FSI"), and each other Person that becomes a party to this Agreement as a Holder under Section 9(c).

RECITALS

A. LanzaJet, Inc., a Delaware corporation ("LanzaJet"), LanzaJet Freedom Pines Fuels LLC, FSI and the other parties thereto are entering into a Secured Note Purchase Agreement, dated as of the date of this Agreement (as amended, restated, supplemented or otherwise modified from time to time, the "Note Purchase Agreement"), under which LanzaJet will issue secured promissory notes (the "Notes") in an aggregate principal amount of up to $20,000,000 at an initial closing (the "Initial Closing") and a subsequent closing (the "Subsequent Closing" and, together with the Initial Closing, the "Closings"), and FSI has committed to purchase Notes at the Subsequent Closing to the extent other purchasers do not.

B. The Company is a stockholder of LanzaJet and will benefit from the financing provided under the Note Purchase Agreement. To induce FSI to enter into the Note Purchase Agreement and to purchase Notes, the Company has agreed to issue warrants to purchase shares of its common stock, par value $0.0000001 per share (the "Common Stock"), on the terms of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

SECTION 1. Definitions. Capitalized terms used but not defined in this Agreement (including "Alternate Consideration," "Authorized Share Increase," "Authorized Share Limitation," "Available Authorized Shares," "Available Cap Amount," "Board of Directors," "Cashless Exercise," "Exercise Price," "Fundamental Transaction," "Minimum Price," "Nasdaq Approval," "Pricing Date," "Share Cap," "Share Cap Limitation," "Stockholder Approval" and "Warrant Shares") have the meanings given to them in the Form of Warrant. In addition:

"Affiliate" has the meaning given to such term in Rule 405 under the Securities Act.

"Business Day" means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in New York, New York.

"Capitalization Certificate" has the meaning given to such term in Section 3(b).

"Coverage Amount" means, for any Holder and any Closing, the aggregate principal amount of Notes purchased and paid for by that Holder at that Closing.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Form of Warrant" means the form of warrant attached as Exhibit A.

"Holder" means FSI and each other purchaser of Notes that is a stockholder of the Company and becomes a party to this Agreement under Section 9(c), and their respective permitted assigns.

"Issue Date" has the meaning given to such term in Section 2(b).

"Nasdaq" means The Nasdaq Stock Market LLC.

"Person" means any individual, corporation, partnership, limited liability company, trust, governmental authority or other entity.

"SEC" means the U.S. Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended.

"Warrants" means the warrants issued under this Agreement, each substantially in the Form of Warrant.

SECTION 2. Issuance of Warrants.

(a) Obligation to Issue. In consideration of each Holder's purchase of Notes (and, in the case of FSI, its commitment to purchase Notes at the Subsequent Closing), the Company shall issue to each Holder (or its designee), in respect of the Notes purchased by that Holder at each Closing, a Warrant substantially in the Form of Warrant, completed as follows: (i) the Coverage Amount shall be that Holder's Coverage Amount for that Closing; (ii) the Pricing Date shall be the date of that Closing; (iii) the Exercise Price and the number of Warrant Shares shall be determined as provided in Section 1 of the Form of Warrant; and (iv) the Issue Date shall be the Issue Date of that Warrant determined under Section 2(b). Each Warrant shall be issued in respect of the full number of Warrant Shares so determined, and no limitation on the exercise of a Warrant shall reduce that number. Until the Authorized Share Increase becomes effective, each Warrant shall be subject to the Authorized Share Limitation under Section 25(b) of the Form of Warrant. Until the Share Cap Limitation ceases to apply in accordance with Section 25(a) of the Form of Warrant, each Warrant shall also be subject to the Share Cap Limitation.

(b) Timing. The Company shall issue each Warrant on the date of the applicable Closing (the "Issue Date").

(c) Consideration. No Holder (or its designee) shall be required to pay any consideration for a Warrant other than its purchase of Notes. The Company acknowledges that the Warrants are issued for adequate consideration.

(d) Unfunded Notes. The Company shall have no obligation to issue a Warrant in respect of any portion of any Note that a Holder does not actually fund.

(e) Fundamental Transactions. If a Fundamental Transaction is to be consummated after the date of this Agreement and before all Warrants issuable under this Agreement have been issued, the Company shall (i) to the extent permitted by the rules of Nasdaq, issue each Warrant in respect of any Closing that has occurred no later than immediately before the consummation of that Fundamental Transaction and (ii) not consummate that Fundamental Transaction unless the successor or acquiring Person (if other than the Company) assumes in writing all of the obligations of the Company under this Agreement, including the obligation to issue Warrants (exercisable for the Alternate Consideration) in respect of any later Closing.

SECTION 3. Reservation; Stockholder Approval.

(a) From the date of this Agreement until the earlier of the issuance of all Warrants issuable in respect of the Subsequent Closing and the termination of all commitments to purchase Notes at the Subsequent Closing under the Note Purchase Agreement, the Company shall reserve and keep available, out of its authorized but unissued shares of Common Stock and in addition to the shares required to be reserved under Section 8 of each Warrant then outstanding, a number of shares equal to all remaining Available Authorized Shares. Subject to the exceptions set forth in the following sentence, the Company shall not issue, or reserve or commit for issuance (including under any at-the-market offering program), any authorized shares of Common Stock to the extent that doing so would leave fewer authorized, unissued and unreserved shares of Common Stock than are so required. Without limiting the foregoing, prior to the effectiveness of the Authorized Share Increase, the Company shall not issue, or reserve or commit for issuance (including under any at-the-market offering program), any shares of Common Stock (other than Warrant Shares) if doing so would reduce the number of Available Authorized Shares, other than (i) the issuance of shares of Common Stock upon the exercise, conversion or settlement of options, warrants, convertible securities or equity awards outstanding on the Issue Date and (ii) the issuance of shares of Common Stock pursuant to the Subscription Agreement, dated as of May 10, 2026, by and between the Company and the subscriber party thereto (as amended, supplemented or modified from time to time). After the issuance of each Warrant, Section 8 of that Warrant governs the reservation of its Warrant Shares.

(b) On the date of this Agreement and on each Issue Date, the Company shall deliver to each Holder a certificate of an officer of the Company (a "Capitalization Certificate") setting forth (i) the number of shares of Common Stock outstanding immediately before the execution of this Agreement, (ii) the number of Available Authorized Shares at that time, (iii) the Warrant

Shares issued or issuable under all Warrants (counting, in the case of any Cashless Exercise, only the net number of Warrant Shares actually issued), (iv) each issuance of the Company's securities required to be aggregated with the Warrants under Nasdaq Listing Rule 5635(d), (v) the resulting Share Cap and the Available Cap Amount for each Warrant issued on that date and (vi) the Minimum Price.

(c) Stockholder Approval. From the date of this Agreement, the Company shall comply with Section 25(d) of the Form of Warrant as if each Warrant issuable under this Agreement were outstanding; provided, however, that the Company shall hold a meeting of its stockholders (which may be its annual meeting) at which it seeks Stockholder Approval no later than July 30, 2027.

SECTION 4. Representations and Warranties of the Company. The Company represents and warrants to each Holder, as of the date of this Agreement and each Issue Date, that:

(a) Organization; Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Warrants. The execution, delivery and performance of this Agreement and the Warrants, including the issuance of the Warrant Shares, have been duly authorized by all necessary corporate action of the Company, including approval by its Board of Directors and its audit committee, and, other than the Stockholder Approval, no approval of the Company's stockholders is required for them.

(b) Enforceability. This Agreement has been, and each Warrant when issued will be, duly executed and delivered by the Company and constitutes (or will constitute) its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity.

(c) No Conflict. The execution, delivery and performance of this Agreement and the Warrants and the issuance of the Warrant Shares do not and will not (i) conflict with the Company's certificate of incorporation or bylaws, (ii) conflict with or result in a material breach of, or give rise to any preemptive, participation, anti-dilution or similar right under, any agreement or instrument to which the Company is a party, (iii) violate in any material respect any law or order applicable to the Company or (iv) violate in any material respect the rules of Nasdaq.

(d) Capitalization. Each Capitalization Certificate is true and correct. The Warrant Shares have been duly reserved for issuance to the extent of the Available Authorized Shares and, when issued upon exercise of the Warrants in accordance with their terms, will be validly issued, fully paid and nonassessable and free of preemptive rights and of all liens, charges and security interests created by or imposed upon the Company.

(e) Private Placement. Assuming the accuracy of the representations of each Holder in Section 5, the offer, issuance and delivery of the Warrants and the Warrant Shares are exempt from

registration under the Securities Act. Neither the Company nor any Person acting on its behalf has engaged in any general solicitation in connection with the Warrants or offered any security in a manner that would require the issuance of the Warrants to be integrated with any other offering so as to require registration under the Securities Act or the approval of the Company's stockholders under the rules of Nasdaq (other than the Nasdaq Approval).

(f) Listing; SEC Reports. The Common Stock is listed on Nasdaq, and the Company has not received any notice of delisting or of any listing deficiency that remains uncured. The Company has timely filed all reports required to be filed by it under the Exchange Act during the 12 months before the date of this Agreement, and none of those reports, as of its filing date, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements in it, in light of the circumstances under which they were made, not misleading.

SECTION 5. Representations and Warranties of the Holders. Each Holder, severally and not jointly, represents and warrants to the Company, as of the date it becomes a party to this Agreement and each Issue Date of a Warrant issued to it (or its designee), that (a) it has all requisite power and authority to execute, deliver and perform this Agreement, (b) it is an "accredited investor" as defined in Rule 501(a) under the Securities Act and (c) it is acquiring the Warrants and any Warrant Shares for its own account for investment and not with a view to any distribution in violation of the Securities Act.

SECTION 6. Deliveries.

(a) On the date of this Agreement, the Company shall deliver to FSI (i) a Capitalization Certificate, (ii) a certificate of its secretary certifying the resolutions of its Board of Directors authorizing this Agreement, the Warrants and the reservation of the Warrant Shares and the incumbency of the officers signing this Agreement, and confirming that its audit committee has reviewed the transactions contemplated by this Agreement under Nasdaq Listing Rule 5630, and (iii) a certificate of good standing of the Company issued by the Secretary of State of the State of Delaware as of a recent date.

(b) On each Issue Date (to the extent not covered by Section 6(a) above), the Company shall deliver to each Holder entitled to a Warrant (or its designee) (i) that Warrant, duly executed by the Company, (ii) a Capitalization Certificate and (iii) a certificate of an officer of the Company confirming that the representations and warranties in Section 4 are true and correct in all material respect on that date. The delivery of those certificates is not a condition to the Company's obligation to issue any Warrant, and no inaccuracy in any representation or warranty shall excuse or delay that obligation.

SECTION 7. Disclosure. The Company shall timely make all filings and submit all notices required under the Exchange Act and the rules of Nasdaq in connection with this

Agreement and the Warrants, and shall timely file with the SEC a Current Report on Form 8-K disclosing the material terms of this Agreement and the Warrants. If the Company determines that it is required by law to file the Note Purchase Agreement, it shall provide advance notice to FSI prior to doing so.

SECTION 8. Termination. This Agreement terminates (a) automatically if the Note Purchase Agreement terminates before the Initial Closing and (b) otherwise when all Warrants issuable under this Agreement have been issued or no further Warrants can become issuable under it. Termination shall not affect any Warrant already issued or any liability for a breach of this Agreement before termination, and Sections 7 and 9 shall survive any termination of this Agreement.

SECTION 9. Miscellaneous.

(a) Specific Performance. The Company acknowledges that the Holders would be irreparably harmed by any failure by the Company to perform its obligations under this Agreement and that money damages would not be an adequate remedy. Accordingly, in addition to any other remedy available at law or in equity, each Holder shall be entitled to specific performance of those obligations and to injunctive or other equitable relief to prevent or cure any breach of them, without proof of actual damages and without any requirement to post a bond or other security, and the Company shall not oppose such relief on the ground that a remedy at law would be adequate.

(b) Amendments and Waivers. This Agreement may be amended, and any provision of it waived, only by a written instrument signed by the Company and FSI; provided, however, that any amendment or waiver that adversely affects a Holder in a manner that is material and disproportionately adverse relative to FSI requires that Holder's written consent, and any amendment or waiver of Section 7 that adversely affects LanzaJet requires LanzaJet's written consent.

(c) Additional Holders. Any purchaser of Notes that is a stockholder of the Company may, with the written consent of the Company and FSI, become a party to this Agreement as a Holder by signing a joinder in form reasonably satisfactory to the Company and FSI under which it makes the representations and warranties in Section 5.

(d) Assignment. The Company may not assign this Agreement or any of its obligations under it without the prior written consent of each Holder. A Holder may assign its rights under this Agreement, in whole or in part, to any of its Affiliates, to any transferee of its Notes or to any transferee of any of its Warrants, subject to compliance with the Securities Act and to the assignee agreeing in writing to be bound by this Agreement and making the representation and warranties in Section 5. This Agreement binds and benefits the parties and their respective successors and permitted assigns, and any successor to the Company by merger, consolidation or otherwise shall be bound by it.

(e) Notices. All notices under this Agreement shall be in writing and shall be deemed given when delivered by hand, one Business Day after deposit with a recognized overnight courier, or when sent by email (if sent before 5:00 p.m. New York City time on a Business Day, and otherwise on the next Business Day), in each case to the address of the recipient set forth on its signature page (or such other address as it designates by notice).

(f) Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to its conflict-of-laws principles. Each party submits to the exclusive jurisdiction of the courts of the State of Delaware and the federal courts located in the State of Delaware for any action arising out of or relating to this Agreement or the Warrants. EACH PARTY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE WARRANTS.

(g) Expenses. Each party shall bear its own fees and expenses in connection with this Agreement.

(h) Entire Agreement. This Agreement, the Exhibit to it and the Warrants constitute the entire agreement of the parties with respect to their subject matter and supersede all prior agreements and understandings with respect to it.

(i) Severability; Counterparts. If any provision of this Agreement is held invalid or unenforceable, the remaining provisions shall remain in full force and effect. This Agreement may be executed in counterparts, each of which shall be an original and all of which together shall constitute one instrument, and may be executed and delivered by electronic signature or electronic transmission.

(j) Interpretation. The headings in this Agreement are for convenience only and do not affect its interpretation. The words "include," "includes" and "including" are deemed to be followed by "without limitation," and "or" is disjunctive but not exclusive. No rule of strict construction shall be applied against any party.

(k) No Third-Party Beneficiaries. Except as provided in Section 7 with respect to LanzaJet, nothing in this Agreement confers any right, remedy or claim on any Person other than the parties and their respective successors and permitted assigns.

(l) Further Assurances. The Company shall execute and deliver such further instruments and take such further actions as any Holder reasonably requests to carry out the intent of this Agreement and the Warrants.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

LANZATECH GLOBAL, INC.

DocuSigned by:

By: ______________________

7654D623CA90434...

Name: Jennifer Holmgren
Title: Chief Executive Officer

Address for notices:
8045 Lamon Avenue, Suite 400
Skokie, Illinois 60077
Attention: Maryann Maas
Email: maryann.maas@lanzatech.com

with a copy to:
Simpson Thacher & Bartlett LLP
Attention: Marisa Stavenas, Lia Toback
Email: mstavenas@stblaw.com;
ltoback@stblaw.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

FUTURE SOLUTION INVESTMENTS LLC

Signed by:

By: Michael F Solomon

E92ED0C30423488...

Name: Michael F. Solomon
Title: Managing Director

Address for notices:
970 W. Broadway, Suite E #464
Jackson, Wyoming 83001
Attention: Michael F. Solomon
Email: michael@futuresolutioninvestments.com

with a copy (not constituting notice) to:
KTBS Law LLP
1801 Century Park East, 26th Floor
Los Angeles, California 90067
Attention: Nir Maoz
Email: nmaoz@ktbslaw.com

EXHIBIT A

FORM OF WARRANT

[Attached.]

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT UNDER ANY CIRCUMSTANCES BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

WARRANT TO PURCHASE SHARES OF COMMON STOCK
of
LANZATECH GLOBAL, INC.
Dated as of [___]

No. [___]

WARRANT TO PURCHASE [___]
SHARES OF COMMON STOCK

This WARRANT ("Warrant") certifies that LanzaTech Global SPV, LLC, a Wyoming limited liability company, or its registered assigns, is the registered holder (the "Warrantholder") of a warrant, issued by LanzaTech Global, Inc., a Delaware corporation (the "Company"), to purchase the number of shares (the "Warrant Shares") of common stock of the Company, par value $0.0000001 per share (such stock, the "Common Stock"), as set forth above (subject to Section 25) at an exercise price equal to $[___] per share (as adjusted in accordance with this Warrant, the "Exercise Price"), which shall be exercisable at any time and from time to time from and after the Issue Date until the Expiration Time, on the terms and subject to the conditions set forth in this Warrant. This Warrant is issued pursuant to the Warrant Issuance Agreement, dated as of October 14, 2026 (as amended from time to time, the "Warrant Issuance Agreement"), between the Company and Future Solution Investments LLC, in respect of secured promissory notes of LanzaJet, Inc. (the "Notes") in an aggregate principal amount of $[___] (the "Coverage Amount") purchased by the Warrantholder (or, if the Warrantholder is a designee of a noteholder under the Notes, such noteholder) on [___], 2026 (the "Pricing Date") under the Secured Note Purchase Agreement, dated as of October 14, 2026, among LanzaJet, Inc., the purchasers party thereto and the other parties thereto (as amended from time to time, the "Note Purchase Agreement").

SECTION 1. Exercise Price; Number of Warrant Shares. The Warrant evidenced hereby entitles the holder, upon proper exercise and payment of the applicable Exercise Price (including by Cashless Exercise), to receive from the Company, as adjusted as provided herein, [___] fully-paid, non-assessable shares of Common Stock.

The Exercise Price set forth above is equal to 105% of the Closing Price on the Trading Day immediately preceding the Pricing Date, subject to adjustment pursuant to Section 25(e). The

number of Warrant Shares set forth above is equal to the Coverage Amount divided by the Exercise Price, rounded down to the nearest whole share. This Warrant is issued in respect of all such Warrant Shares on the Issue Date, and the exercise of this Warrant is subject to the limitations set forth in Section 25.

SECTION 2. Warrant Register. The Company shall register this Warrant upon records to be kept and properly maintained by the Company at its principal executive offices (the "Warrant Register") in the name of the record Warrantholder hereof from time to time. Absent manifest error or actual notice to the contrary, the Company may deem and treat the Warrantholder so registered as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Warrantholder, and for all other purposes. Any holder of this Warrant (or of any portion of this Warrant) may change its address as shown on the Warrant Register by written notice to the Company requesting a change.

SECTION 3. Execution of Warrant. This Warrant shall be signed on behalf of the Company by its Chief Executive Officer, its Chief Financial Officer, its President, its General Counsel, a Vice President, its Secretary, an Assistant Secretary or any other authorized person appointed by the Board of Directors from time to time (each, an "Appropriate Officer"). Each such signature upon this Warrant may be in the form of a facsimile or electronic signature of any such Appropriate Officer and may be imprinted or otherwise reproduced on this Warrant and for that purpose the Company may adopt and use the facsimile or electronic signature of any Appropriate Officer.

SECTION 4. Transfers.

(a) Subject to the provisions of Section 4(c), the Warrantholder may sell, assign, transfer, pledge or dispose of all or any portion of this Warrant at any time or from time to time without the prior approval of the Company. In connection with any transfer of all or any portion of this Warrant, the Warrantholder must provide an assignment form substantially in the form attached hereto as Exhibit A duly completed and executed by the Warrantholder or any such subsequent Warrantholder, as applicable, and the proposed transferee must consent in writing to be bound by the terms and conditions of this Warrant. Any transfer of all or any portion of this Warrant shall also be subject to the Securities Act and other applicable federal or state securities or blue sky laws. Upon any transfer of this Warrant, the Warrantholder shall be required to physically surrender this Warrant to the Company within two Trading Days of the date the Warrantholder delivers an assignment form to the Company assigning this Warrant and the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denominations specified in such instrument of assignment, shall issue to the Warrantholder a new Warrant evidencing the portion of this Warrant, if any, not so assigned and this Warrant shall promptly be cancelled in accordance with Section 6, and the Company shall register any such transfer upon the Warrant Register. This Warrant or any portion thereof shall not

be sold, assigned, transferred, pledged or disposed of in violation of the Securities Act or federal or state securities laws.

(b) No service charge shall be made for any exchange or registration of transfer of this Warrant, but the Company may require payment of a sum sufficient to cover any stamp or other tax or other governmental charge that may be imposed on the Warrantholder in connection with any such exchange or registration of transfer.

(c) This Warrant shall not be sold, exchanged or otherwise transferred in violation of the Securities Act or applicable state securities laws. The Warrantholder, by its acceptance of this Warrant, acknowledges and agrees that the Warrant (including any Warrant Shares issued upon exercise thereof) was issued pursuant to an exemption from the registration requirement of Section 5 of the Securities Act provided by Section 4(a)(2) of the Securities Act and such Warrantholder may not be able to sell or transfer any Warrant Shares in the absence of an effective registration statement under the Securities Act or an exemption from registration thereunder. This Warrant will not be subject to any restrictions on transfer other than those under applicable securities laws.

SECTION 5. Duration and Exercise of Warrant.

(a) This Warrant is exercisable, in whole or in part, at any time and from time to time from and after the Issue Date until the Expiration Time, subject to Section 5(i) and Section 25. For the avoidance of doubt, this Warrant shall become void and of no value, and may not be exercised at any time after the Expiration Time.

(b) (i) At any time prior to the Expiration Time, subject to Section 25, the Warrantholder may exercise this Warrant by providing written notice of such exercise (the "Warrant Exercise Notice") to the Company at the address set forth in Section 14, which Warrant Exercise Notice shall be substantially in the form set forth in Exhibit B hereto, properly completed and executed by the Warrantholder, and shall be delivered no later than the Expiration Time; and (ii) if (A) the Current Market Price on the Trading Day immediately preceding the Expiration Time exceeds the Exercise Price and (B) this Warrant has not been exercised in full, then, without the necessity of delivering the Warrant Exercise Notice, (x) this Warrant, to the extent not previously exercised, shall be deemed automatically exercised by Cashless Exercise at the Exercise Time in accordance with Section 5(c) and (y) the Company shall deliver the Warrant Shares to the Warrantholder in accordance with Section 5(g).

(c) Upon the exercise of this Warrant pursuant to Section 5(b), the Warrantholder shall pay the aggregate Exercise Price for the Warrant Shares being purchased, at its election specified in the Warrant Exercise Notice, either (i) in Cash by wire transfer of immediately available funds to an account designated in writing by the Company or (ii) by Cashless Exercise. In a Cashless Exercise, in lieu of paying the aggregate Exercise Price, the Warrantholder shall be deemed for all purposes hereunder to have authorized the Company to withhold from issuance a number of

Warrant Shares issuable upon exercise of all Warrants being exercised by the Warrantholder at such time which, when multiplied by the Current Market Price of the Warrant Shares, is equal to the aggregate Exercise Price, and such withheld Warrant Shares shall no longer be issuable under this Warrant (a "Cashless Exercise").

(d) The formula for determining the number of Warrant Shares to be issued in a Cashless Exercise is as follows:

$$X = \frac{(A-B) \times C}{A}$$

Where: X = the number of Warrant Shares issuable upon exercise pursuant to subsection (b).

A = the Current Market Price of a Warrant Share on the Trading Day immediately preceding the date upon which the Exercise Time occurs.

B = the Exercise Price.

C = the number of Warrant Shares as to which this Warrant is then being exercised including the withheld Warrant Shares.

(e) The number of Warrant Shares to be issued upon such exercise will be determined by the Company using the formula set forth in Section 5(d).

(f) Any exercise of this Warrant pursuant to the terms hereof shall be irrevocable and shall be deemed to constitute a binding agreement between the Warrantholder and the Company, enforceable in accordance with its terms.

(g) No later than the second Trading Day after the Exercise Time, the Company shall issue, or otherwise deliver, or cause to be issued or delivered, in authorized denominations to or upon the order of the Warrantholder, a book-entry interest in the Warrant Shares registered on the books of the Company's transfer agent. Such Warrant Shares shall be deemed to have been issued as of the Exercise Time. If, at the Exercise Time, the Warrant Shares are registered for resale under an effective Resale Registration Statement or may be sold under Rule 144 without volume or manner-of-sale limitations, the Warrant Shares shall be delivered without restrictive legends.

(h) [reserved].

(i) If the exercise of this Warrant causes any filing, or the expiration or termination of any waiting period, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), (A) the exercise shall be conditioned on, and effective upon, the expiration or early termination of that waiting period, (B) the Company shall make any filing required of it under the HSR Act within fifteen Business Days after the Warrantholder's request and shall reasonably cooperate with the Warrantholder in obtaining clearance, (C) the Company shall pay one-half of

the filing fee, and (D) if the Expiration Time would otherwise occur before that clearance, the Expiration Time shall be extended until the tenth Business Day after it.

SECTION 6. Cancellation of Warrant. Subject to Section 18 and Section 25(c), upon the Expiration Time, or if the Company shall purchase or otherwise acquire the Warrant, the Warrant shall be cancelled by the Company and retired. The Company shall cancel any Warrant surrendered for exchange, substitution, transfer or exercise in whole or in part.

SECTION 7. Mutilated or Missing Warrant. If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue and deliver, in exchange and substitution for and upon cancellation of the mutilated Warrant, or in lieu of and substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor and representing the right to purchase an equivalent number of Warrant Shares, but only (a) upon receipt of evidence reasonably satisfactory to the Company of the loss, theft or destruction of such Warrant; (b) upon receipt of an open penalty surety bond holding the Company harmless, if requested by the Company and satisfactory to it; and (c) absent notice to the Company that such Warrant has been acquired by a bona fide purchaser. Applicants for such substitute Warrant shall also comply with such other reasonable regulations and pay such other reasonable charges as the Company may prescribe and as required by Section 8-405 of the Uniform Commercial Code as in effect in the State of New York.

SECTION 8. Reservation of Warrant Shares. For the purpose of enabling the Company to satisfy any obligation to issue Warrant Shares upon exercise of this Warrant, the Company will, at all times from the Issue Date through the Expiration Time, reserve and keep available, free from preemptive rights and out of its aggregate authorized but unissued or treasury shares of Common Stock, shares of Common Stock at least equal to the lesser of (x) the number of Warrant Shares deliverable upon the exercise of this Warrant in full (without regard to any limitation on exercise) and (y) all Available Authorized Shares, and, from and after the effectiveness of the Authorized Share Increase, shares of Common Stock at least equal to the number of Warrant Shares deliverable upon the exercise of this Warrant in full (without regard to any limitation on exercise), and shall not issue, or reserve or commit for issuance (including under any at-the-market offering program), any authorized shares of Common Stock to the extent that doing so would leave fewer authorized, unissued and unreserved shares of Common Stock than are so required. Without limiting the foregoing, prior to the effectiveness of the Authorized Share Increase, the Company shall not issue, or reserve or commit for issuance (including under any at-the-market offering program), any shares of Common Stock (other than Warrant Shares) if doing so would reduce the number of Available Authorized Shares, other than (i) the issuance of shares of Common Stock upon the exercise, conversion or settlement of options, warrants, convertible securities or equity awards outstanding on the Issue Date and (ii) the issuance of shares of Common Stock pursuant to the Subscription Agreement, dated as of May 10, 2026, by and between the Company and the subscriber party thereto (as amended, supplemented or modified from time to time).

The Company covenants that all Warrant Shares issued upon exercise of this Warrant will, upon issuance in accordance with the terms of this Warrant, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens, charges and security interests created by or imposed upon the Company with respect to the issuance and holding thereof. The Company shall not, by amendment of the Charter or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant. The Company shall file with The Nasdaq Stock Market LLC (or the other national securities exchange on which the Common Stock is then listed) a Notification Form: Listing of Additional Shares for the listing of the Warrant Shares within five Business Days of the Issue Date and shall use commercially reasonable efforts to maintain that listing.

SECTION 9. Adjustments and Other Rights of Warrant.

The applicable Exercise Price of this Warrant and the number of Warrant Shares issuable upon the exercise of this Warrant are subject to adjustment from time to time upon the occurrence of the following:

(a) The issuance of Common Stock as a dividend or distribution to all holders of Common Stock, or a subdivision or combination of Common Stock, in which event the Exercise Price shall be adjusted based on the following formula:

$$EP_1 = EP_0 \times \frac{OS_0}{OS_1}$$

where:

EP_0 = the Exercise Price in effect immediately prior to the Close of Business on the Record Date for such dividend or distribution, or immediately prior to the Open of Business on the effective date for such subdivision or combination, as the case may be;

EP_1 = the Exercise Price in effect immediately after the Close of Business on the Record Date for such dividend or distribution, or immediately after the Open of Business on the effective date for such subdivision or combination, as the case may be;

OS_0 = the number of shares of Common Stock outstanding immediately prior to the Close of Business on the Record Date for such dividend or distribution or immediately prior to the Open of Business on the effective date for such subdivision or combination, as the case may be; and

OS_1 = the number of shares of Common Stock that would be outstanding immediately after, and solely as a result of, such dividend, distribution, subdivision or combination.

Such adjustment shall become effective immediately after the Close of Business on the Record Date for such dividend or distribution, or immediately after the Open of Business on the effective date for such subdivision or combination, as the case may be. If any dividend, distribution, subdivision or combination of the type described in this Section 9(a) is declared or announced but not so paid or made, the Exercise Price shall again be adjusted to be the Exercise Price that would then be in effect if the dividend, distribution, subdivision or combination had not been declared or announced.

(b) Concurrently with any adjustment to the Exercise Price under this Section 9, the number of Warrant Shares for which this Warrant is exercisable will be adjusted such that the number of Warrant Shares for this Warrant in effect immediately following the effectiveness of such adjustment will be equal to the number of Warrant Shares for this Warrant in effect immediately prior to such adjustment, multiplied by a fraction, (i) the numerator of which is the Exercise Price in effect immediately prior to such adjustment and (ii) the denominator of which is the Exercise Price in effect immediately following such adjustment.

(c) No adjustment to the Exercise Price or number of Warrant Shares for this Warrant shall be required hereunder unless such adjustment together with other adjustments carried forward as provided below, would result in an increase or decrease of at least 1% of the applicable Exercise Price or Warrant Shares. Any adjustment that is not required to be made by reason of the immediately preceding sentence shall be carried forward and taken into account in any subsequent adjustment. No adjustment need be made for a change in the par value of the shares of Common Stock. All calculations under this Section 9 shall be made to the nearest one-one thousandth (1/1,000th) of one cent ($0.00001) or to the nearest one-one thousandth (1/1,000th) of a share, as the case may be. In no event will the Company adjust the Exercise Price to the extent that the adjustment would reduce the Exercise Price below the par value per share of Common Stock. In such case, the number of Warrant Shares shall be adjusted as if the Exercise Price had been adjusted as otherwise set forth in this Section 9 and each Warrant Share shall be exercisable for the par value per Warrant Share.

(d) If the Company declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to all holders of Common Stock, by way of return of capital or otherwise (including any distribution of Cash, evidences of indebtedness, other securities or property, or rights or warrants to subscribe for securities, but excluding any dividend or distribution covered by Section 9(a)), the Warrantholder shall be entitled to participate in that distribution to the same extent as if it had held the number of Warrant Shares acquirable upon complete exercise of this Warrant (without regard to any limitation on exercise) immediately before the Record Date for that distribution.

(e) If, at any time while this Warrant is outstanding, the Company effects, directly or indirectly, in one or more related transactions, (i) any merger or consolidation of the Company with or into another Person, (ii) any sale, lease, license, assignment, transfer or other disposition of all or substantially all of its assets, (iii) any purchase, tender or exchange offer accepted by the holders of more than 50% of the outstanding Common Stock, (iv) any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange by which the Common Stock is converted into or exchanged for other securities, Cash or property (other than an event described in Section 9(a)), or (v) any transaction by which any Person or group acquires more than 50% of the outstanding Common Stock or of the voting power of the Company (each, a "Fundamental Transaction"), then, upon any later exercise of this Warrant, the Warrantholder shall be entitled to receive, for each Warrant Share that would have been issuable upon that exercise immediately before the Fundamental Transaction, the securities, Cash and other property receivable in the Fundamental Transaction by a holder of one share of Common Stock (the "Alternate Consideration"). The Company shall not effect any Fundamental Transaction in which it is not the surviving Person, or in which the Alternate Consideration includes securities of another Person, unless the successor or that other Person assumes in writing all of the obligations of the Company under this Warrant. If a Fundamental Transaction is one in which the consideration consists solely or principally of Cash, or after which the Common Stock is not listed on a national securities exchange, the Company or its successor shall, at the Warrantholder's option exercised within 30 days after the consummation of the Fundamental Transaction and to the extent not prohibited by the Company's then outstanding indebtedness, purchase this Warrant from the Warrantholder for Cash equal to the Black-Scholes Value.

SECTION 10. No Fractional Shares. The Company shall not be required to issue a Warrant to purchase fractions of Warrant Shares, or to issue fractions of Warrant Shares upon exercise of the Warrant, or to distribute certificates which evidence fractional Warrant Shares and no Cash shall be distributed in lieu of such fractional shares or rights. If more than one Warrant shall be deemed exercised by the same Warrantholder, the number of full Warrant Shares which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of Warrant Shares purchasable on exercise of such Warrants. If any fraction of a share would, except for the provisions of this Section 10, be issuable on the exercise of the Warrant (or specified portion thereof), as applicable, such share shall be rounded to the next higher whole number.

SECTION 11. Redemption. The Warrant shall not be redeemable by the Company or any other Person.

SECTION 12. Notices to the Warrantholder. Upon any adjustment of the number of Warrant Shares purchasable upon exercise of this Warrant, the Company, within 10 Business Days thereafter, shall give written notice thereof to the Warrantholder at its address appearing on the Warrant Register. Where appropriate, such notice may be given in advance and included as a part of the notice required to be mailed under the other provisions of this Section 12.

If (i) the Company proposes to take any action that would require an adjustment pursuant to Section 9, (ii) the Company proposes to effect a Fundamental Transaction or (iii) there shall be a dissolution, liquidation or winding-up of the Company (other than in connection with a Fundamental Transaction), then the Company shall cause written notice of such event to be given to the Warrantholder at its address appearing on the Warrant Register, such giving of notice to be completed at least 10 Business Days prior to the effective date of such action (or the applicable Record Date for such action if earlier). Such notice shall specify the proposed effective date of such action and, if applicable, the Record Date and the material terms of such action. The failure to give the notice required by this Section 12 or any defect therein shall not affect the legality or validity of any action, distribution, right, warrant, dissolution, liquidation or winding up or the vote upon or any other action taken in connection therewith.

SECTION 13. Warrantholder Not Deemed a Stockholder by Virtue of this Warrant. Except as provided in Section 9(d) and Section 9(e), nothing contained in this Warrant shall be construed as conferring upon the Warrantholder the right to vote or to receive dividends or to participate in any transaction that would give rise to an adjustment under Section 9 or to consent or to receive notice as a stockholder in respect of the meetings of stockholders or for the election of directors of the Company or any other matter, or any rights whatsoever as a stockholder of the Company.

SECTION 14. Notices to Company. Any notice or demand authorized or permitted by this Warrant to be given or made by the Warrantholder to or on the Company to be effective shall be in writing (including by facsimile or email, as applicable), and shall be deemed to have been duly given or made when delivered by hand, or when sent if delivered to a recognized courier or deposited in the mail, first class and postage prepaid or, in the case of email, when received, addressed as follows (until another address or email address is provided to the Warrantholder in writing by the Company):

LanzaTech Global, Inc.
8045 Lamon Avenue, Suite 400
Skokie, Illinois 60077
Attention: Maryann Maas
Email: maryann.maas@lanzatech.com

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention: Marisa Stavenas, Esq., Lia Toback, Esq.
Email: mstavenas@stblaw.com; ltoback@stblaw.com

SECTION 15. Withholding and Reporting Requirements. The Company shall comply with all applicable tax withholding and reporting requirements imposed by any governmental and regulatory authority.

SECTION 16. Supplements and Amendments. This Warrant, together with the Warrant Issuance Agreement, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the Company and the Warrantholder with respect to the subject matter hereof and may not be amended, except in a writing. The Company and the Warrantholder may from time to time amend, modify or supplement this Warrant with (and only with) the prior written consent of Warrantholders holding, assuming exercise in full of the Warrants then outstanding, at least a majority of the Warrant Shares then issuable upon exercise of the Warrants then outstanding, pursuant to a written amendment or supplement executed by the Company and such Warrantholders; provided, however, that any amendment or supplement to this Warrant that would reasonably be expected to materially and adversely affect any right of a Warrantholder relative to the other Warrantholders shall require the written consent of such holder. In addition, the consent of each Warrantholder affected shall be required for any amendment pursuant to which the Exercise Price would be increased or the number of Warrant Shares issuable upon exercise of Warrants would be decreased (other than pursuant to adjustments provided in this Warrant). Any amendment, modification or waiver effected pursuant to and in accordance with the provisions of this Section 16 will be binding upon all Warrantholders and upon each future Warrantholder and the Company. In the event of any amendment, modification, supplement or waiver, if appropriate, notation thereof will be made on all Warrants thereafter surrendered for registration of transfer or exchange.

SECTION 17. Successors. All the covenants and provisions of this Warrant by or for the benefit of the Company shall bind and inure to the benefit of its successors and assigns hereunder.

SECTION 18. Termination. This Warrant shall terminate at the Expiration Time. Termination of this Warrant shall not relieve the Company of any of its obligations arising prior to the date of such termination or in connection with the settlement of any Warrant exercised prior to the Expiration Time (including, for the avoidance of doubt, in respect of Warrants which the Warrantholder notified the Company that it desired to exercise prior to the Expiration Time but which exercise was subject to the limitations set forth in Section 25). The provisions of Section 19, Section 20 and Section 26(c) shall survive such termination.

SECTION 19. Governing Law, Venue and Jurisdiction; Waiver of Trial By Jury. This Warrant shall be governed by, and construed in accordance with, the laws of the State of Delaware. Each party hereto consents and submits to the jurisdiction of the courts of the State of Delaware and any federal courts located in such state in connection with any action or proceeding brought against it that arises out of or in connection with, that is based upon, or that relates to this Warrant or the transactions contemplated hereby. In connection with any such action or proceeding in any such court, each party hereto hereby waives personal service of any summons, complaint or other process and hereby agrees that service thereof may be made in accordance with the procedures for giving notice set forth in Section 14. Each party hereto hereby waives any objection to jurisdiction or venue in any such court in any such action or proceeding and agrees not to assert any defense based on lack of jurisdiction or venue in any such court in any such action or proceeding. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any action, proceeding or counterclaim as between the parties directly or indirectly arising out of, under or in connection with this Warrant or the transactions contemplated hereby or disputes relating hereto. Each of the parties hereto (i) certifies that no representative, agent or attorney of any other party hereto has represented, expressly or otherwise that such other party hereto would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Warrant by, among other things, the mutual waivers and certifications in this Section 19.

SECTION 20. Benefits of this Warrant. Except as set forth in Section 26(c), nothing in this Warrant shall be construed to give to any Person other than the Company and the Warrantholder any legal or equitable right, remedy or claim under this Warrant, and this Warrant shall be for the sole and exclusive benefit of the Company and the Warrantholder.

SECTION 21. Counterparts. This Warrant may be executed in any number of counterparts and each such counterpart shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. This Warrant may be delivered via facsimile, electronic mail (including pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. A signed copy of this Warrant delivered by facsimile, e-mail or other means of

electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Warrant.

SECTION 22. Headings. The headings of sections of this Warrant have been inserted for convenience of reference only, are not to be considered a part hereof and in no way modify or restrict any of the terms or provisions hereof.

SECTION 23. Severability. Whenever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant is held to be invalid, illegal or unenforceable in any respect under any applicable law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Warrant in such jurisdiction or affect the validity, legality or enforceability of any provision in any other jurisdiction, and the invalid, illegal or unenforceable provision shall be interpreted and applied so as to produce as near as may be the economic result intended by the parties hereto. Upon determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Warrant so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 24. Meaning of Terms Used in this Warrant.

(a) The language used in this Warrant shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Any references to any federal, state, local or foreign statute or law shall also refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. Unless the context otherwise requires: (i) a term has the meaning assigned to it by this Warrant; (ii) forms of the word "include" mean that the inclusion is not limited to the items listed; (iii) "or" is disjunctive but not exclusive; (iv) words in the singular include the plural, and in the plural include the singular; (v) provisions apply to successive events and transactions; and (vi) "hereof", "hereunder", "herein" and "hereto" refer to the entire Warrant and not any section or subsection.

(b) The following terms used in this Warrant shall have the meanings set forth below:

"$" shall mean the currency of the United States.

"Allocated Portion" means, if Warrants having the same Pricing Date are issued to more than one Warrantholder, a fraction equal to the Coverage Amount of this Warrant divided by the aggregate Coverage Amounts of all Warrants having that Pricing Date, and otherwise one.

"Authorized Share Increase" means an amendment to the Charter increasing the number of authorized shares of Common Stock by an amount sufficient to permit the issuance in full of all

Warrant Shares issuable upon exercise of all Warrants (without regard to any limitation on exercise), in addition to all other shares of Common Stock then outstanding or reserved or committed for issuance for any other purpose.

"Available Authorized Shares" means, at any time, the number of shares of Common Stock then authorized by the Charter that are neither outstanding nor reserved or committed for issuance for any purpose other than the Warrants.

"Available Cap Amount" means, on the Pricing Date of this Warrant, the Share Cap minus the aggregate number of Warrant Shares issuable under all Warrants having an earlier Pricing Date (in each case including Warrant Shares previously issued upon exercise, without regard to any limitation on exercise and as adjusted under Section 9), but in no event less than zero.

"Black-Scholes Value" means the value of the unexercised portion of this Warrant determined using the Black-Scholes option pricing model obtained from the "OV" function on Bloomberg, using (a) a price per share of Common Stock equal to the greater of the Closing Price on the Trading Day immediately preceding the public announcement of the Fundamental Transaction and the value of the per-share consideration in the Fundamental Transaction, (b) a risk-free interest rate equal to the U.S. Treasury rate for a period equal to the remaining term of this Warrant, (c) an expected volatility equal to the greater of 100% and the 100-day volatility obtained from the "HVT" function on Bloomberg as of the Trading Day immediately following that announcement, and (d) a remaining option time equal to the period from that announcement to the Expiration Time.

"Board of Directors" means, as to the Company, the board of directors of the Company (or any duly authorized committee thereof), and the term "directors" means members of the Board of Directors.

"Business Day" means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law or other governmental action to be closed in New York, New York.

"Cash" means such coin or currency of the United States as at any time of payment is legal tender for the payment of public and private debts.

"Charter" means the Company's certificate of incorporation, as amended and in effect from time to time.

"Close of Business" means 5:00 p.m., New York City time.

"Closing Price" means, for any Trading Day, the official closing price per share of Common Stock on The Nasdaq Stock Market LLC (or the principal U.S. national securities

exchange on which the Common Stock is then listed) on that Trading Day, as reported by Bloomberg.

"Current Market Price" means, (a) (i) in connection with a dividend, issuance or distribution, the volume weighted average price per share of Common Stock for the 20 Trading Days ending on, but excluding, the earlier of the Trading Day in question and the Trading Day immediately preceding the Ex-Date for such dividend, issuance or distribution (including any extensions thereof, without regard to pre-open or after hours trading outside of the regular trading session of such Trading Day) or (ii) otherwise, the volume weighted average price per share of Common Stock for the 20 Trading Days ending on, but excluding, the Trading Day in question (or, if the day in question is not a Trading Day, then the 20 Trading Days ending on the last Trading Day prior to the day in question) (in each case, including any extensions thereof, without regard to pre-open or after hours trading outside of the regular trading session of such Trading Day), in each case as reported by the principal U.S. national or regional securities exchange or quotation system on which the Common Stock or such other security is then listed or quoted, whichever is applicable, as published by Bloomberg at 4:15 p.m., New York City time (or 15 minutes following the end of any extension of the regular trading session), on such Trading Day, or (b) if such volume weighted average price is unavailable or in manifest error as reasonably determined in good faith by the Board of Directors, the market value of one share of Common Stock during such 20 Trading Day period determined using a volume weighted average price method by an independent nationally recognized investment bank or other qualified financial institution selected by the Board of Directors. If the Common Stock is not traded on any U.S. national or regional securities exchange or quotation system, the Current Market Price shall be the price per share of Common Stock that the Company could obtain from a willing buyer for shares of Common Stock sold by the Company from authorized but unissued shares of Common Stock, as such price shall be reasonably determined in good faith by the Board of Directors.

"Ex-Date" means, when used with respect to any issuance of or distribution in respect of the Common Stock or any other securities, the first date on which the Common Stock or such other securities trade without the right to receive such issuance or distribution.

"Exercise Time" means the earlier of (a) the date on which the Warrantholder delivers the Warrant Exercise Notice pursuant to Section 5(b)(i) and (b) one minute before the Expiration Time if this Warrant is exercised pursuant to Section 5(b)(ii), as applicable.

"Expiration Time" means the Close of Business on the tenth anniversary of the Issue Date, as it may be extended under Section 5(i).

"Issue Date" means [___], 2026.

"Minimum Price" means the "Minimum Price" as defined in Nasdaq Listing Rule 5635(d)(1)(A), determined as of the execution of the Warrant Issuance Agreement, which the Company has certified to the Warrantholder is $[___].

"Nasdaq Approval" means the approval by the Company's stockholders, to the extent required by Nasdaq Listing Rule 5635, of the issuance of all Warrant Shares issuable upon exercise of all Warrants (without regard to any limitation on exercise).

"Open of Business" means 9:00 a.m., New York City time.

"Outside Date" means the later of (a) the first anniversary of the Issue Date and (b) the 30th day following the conclusion of the first annual meeting of stockholders of the Company held after the Issue Date; provided, that in no event shall the Outside Date be later than 18 months after the Issue Date.

"Person" means any individual, corporation, limited partnership, general partnership, limited liability partnership, limited liability company, joint stock company, joint venture, unincorporated organization, association, company, trust, group or other legal entity, or any governmental or political subdivision or any agency, department or instrumentality thereof.

"Pro Rata Portion" means, at any time, a fraction, the numerator of which is the number of Warrant Shares then issuable upon exercise in full of this Warrant (without regard to any limitation on exercise) and the denominator of which is the aggregate number of Warrant Shares then issuable upon exercise in full of all Warrants (without regard to any limitation on exercise).

"Record Date" means, with respect to any dividend, distribution or other transaction or event in which the holders of Common Stock have the right to receive any Cash, securities or other property or in which Common Stock (or other applicable security) is exchanged for or converted into any combination of Cash, securities or other property, the date fixed for determination of holders of Common Stock entitled to receive such Cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).

"Rule 144" means Rule 144 under the Securities Act.

"SEC" means the U.S. Securities and Exchange Commission.

"Share Cap" means 19.99% of the number of shares of Common Stock outstanding immediately before the execution of the Warrant Issuance Agreement, less the number of shares of Common Stock issued or issuable in any transaction that is required to be aggregated with the issuance of the Warrants under Nasdaq Listing Rule 5635, in each case as adjusted for any event described in Section 9(a).

“Stockholder Approval” means, collectively, the approval by the Company’s stockholders of the Authorized Share Increase and, if and for so long as the Nasdaq Approval is required, the Nasdaq Approval.

“Trading Day” means a day on which The Nasdaq Stock Market LLC (or the principal U.S. national securities exchange on which the Common Stock is then listed) is open for business.

“Warrants” means this Warrant and each other warrant to purchase Common Stock issued by the Company pursuant to the Warrant Issuance Agreement, including any warrant issued in exchange or substitution for any of them.

SECTION 25. Limitations on Exercise; Stockholder Approval.

(a) Notwithstanding anything to the contrary in this Warrant, if and for so long as the Nasdaq Approval is required, this Warrant shall not be exercisable for a number of Warrant Shares that would cause the aggregate number of shares of Common Stock issued upon exercise of this Warrant and all other Warrants to exceed the Share Cap, and the Warrantholder’s portion of the Share Cap shall be its Allocated Portion of the Available Cap Amount (the “Share Cap Limitation”). The Nasdaq Approval is required only if, and only for so long as, the issuance of all Warrant Shares issuable upon exercise of all Warrants (without regard to any limitation on exercise) would, in the absence of approval by the Company’s stockholders, violate Nasdaq Listing Rule 5635. The Share Cap Limitation shall cease to apply automatically, and without any further act of the Company or the Warrantholder, upon the earlier of (x) receipt of the Nasdaq Approval, (y) the date on which the final warrants issuable under the Warrant Issuance Agreement are issued, provided that all such warrants were issued at or above the Minimum Price and (z) the date on which the Nasdaq Approval is otherwise not required, as reasonably determined by the Company upon advice from legal counsel. Upon the written request of the Warrantholder, the Company shall promptly confirm to the Warrantholder in writing whether the Nasdaq Approval is then required and the basis for that determination.

(b) Notwithstanding anything to the contrary in this Warrant, this Warrant shall not be exercisable at any time for a number of Warrant Shares exceeding the Warrantholder’s Pro Rata Portion of the Available Authorized Shares at that time (the “Authorized Share Limitation”). If the Warrantholder delivers a Warrant Exercise Notice in respect of a number of Warrant Shares exceeding the Authorized Share Limitation, that exercise shall be effective as to the maximum number of Warrant Shares then permitted, and this Warrant shall remain outstanding and in full force and effect with respect to the balance. That balance shall become exercisable, without any further act of the Warrantholder or the Company, as and when Available Authorized Shares become available, including upon the effectiveness of the Authorized Share Increase, and the Company shall promptly notify the Warrantholder in writing of any increase in the Available Authorized Shares.

(c) The Share Cap Limitation and the Authorized Share Limitation are independent of one another and each shall cease to apply in accordance with its own terms. No portion of this Warrant shall expire, terminate, be cancelled or be reduced, and the Company shall not be relieved of any obligation under this Warrant, by reason of either limitation.

(d) From and after the Issue Date, the Company shall use its reasonable best efforts to obtain the Stockholder Approval as promptly as reasonably practicable; provided, however, that the Company shall not be required to call a special meeting of its stockholders for that purpose prior to its next annual meeting of stockholders. If, at any time prior to receipt of the Stockholder Approval, the Company calls, convenes or holds any meeting of its stockholders, or solicits any written consent, proxy or vote of its stockholders, in each case for any purpose, the Company shall include in the notice, proxy statement, consent solicitation and ballot or other voting instrument for that meeting, consent or solicitation (i) a proposal to approve the Authorized Share Increase and (ii) to the extent required, a separate proposal to approve the issuance of all Warrant Shares for purposes of Nasdaq Listing Rule 5635, and the Board of Directors shall recommend that the stockholders approve each such proposal. If the Nasdaq Approval is required, the Company shall submit the proposal described in clause (ii) concurrently with, and at the same meeting or pursuant to the same solicitation as, the proposal described in clause (i). If the Stockholder Approval is not obtained at any such meeting or pursuant to any such solicitation, the Company shall include those proposals at each subsequent annual meeting of its stockholders until the Stockholder Approval is obtained.

(e) If the Stockholder Approval has not been obtained on or before the Outside Date, then the Warrantholder may, by written notice to the Company delivered at any time thereafter and prior to the Expiration Time, elect to reset the Exercise Price to the Minimum Price, whereupon, notwithstanding Section 9(b), (A) the Exercise Price shall be the Minimum Price from and after the date of that election, (B) the number of Warrant Shares shall not be increased, decreased or otherwise adjusted by reason of that reset, and (C) the Nasdaq Approval shall cease to be required and the Share Cap Limitation shall cease to apply in accordance with Section 25(a).

SECTION 26. Registration Rights.

(a) No later than 60 Business Days following the issuance to a Warrantholder of any Warrant Shares (such date of filing, the "Filing Date"), the Company shall file with the SEC a registration statement on Form S-3 (or, if Form S-3 is not available, another appropriate form), or a prospectus supplement to an effective shelf registration statement, registering the resale by the Warrantholder of all Warrant Shares (the "Resale Registration Statement"). The Company shall use its reasonable best efforts to cause the Resale Registration Statement to become effective as promptly as practicable, and in any event within 60 days after the Filing Date (90 days if the SEC reviews it), and to keep it continuously effective until the earlier of the date on which all Warrant Shares covered by it have been sold and the date on which all Warrant Shares may be sold under

Rule 144 without volume or manner-of-sale limitations and without the Company being required to comply with the current public information requirement of Rule 144.

(b) The Company may suspend the use of the Resale Registration Statement, on written notice to the Warrantholder, for up to 30 consecutive days and not more than 60 days in any 12-month period if the Board of Directors determines in good faith that its use would require the disclosure of material non-public information that the Company has a bona fide business purpose for keeping confidential. The Company shall pay all expenses of registration under this Section 26, other than underwriting discounts and selling commissions.

(c) The Company shall indemnify and hold harmless the Warrantholder, its officers, directors, members, managers, partners, employees and agents, and each Person that controls the Warrantholder, against all losses, claims, damages, liabilities and expenses (including reasonable attorneys' fees) arising out of any untrue or alleged untrue statement of a material fact in the Resale Registration Statement or any related prospectus, or any omission or alleged omission to state in it a material fact required to be stated or necessary to make the statements in it not misleading, except to the extent based on information furnished in writing by the Warrantholder expressly for use in it. The Warrantholder shall indemnify the Company to the same extent with respect to information so furnished by the Warrantholder, but only up to the net proceeds received by the Warrantholder from sales of Warrant Shares under the Resale Registration Statement.

(d) For so long as any Warrant Shares may not be sold without restriction, the Company shall timely file all reports required to be filed by it under the Securities Exchange Act of 1934, as amended, and shall take such further action as the Warrantholder reasonably requests to enable it to sell Warrant Shares under Rule 144, including causing its counsel to deliver any opinion required by the Company's transfer agent for the removal of restrictive legends.

SECTION 27. Representations of the Company. The Company represents and warrants to the Warrantholder that, as of the Issue Date: (a) the Company has all requisite corporate power and authority to execute, deliver and perform this Warrant, and the execution, delivery and performance of this Warrant, including the issuance of the Warrant Shares, have been duly authorized by all necessary corporate action of the Company, and, other than the Stockholder Approval, no approval of the Company's stockholders is required for them; (b) this Warrant has been duly executed and delivered by the Company and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity; (c) the execution, delivery and performance of this Warrant and the issuance of the Warrant Shares do not and will not (i) conflict with or result in a material breach of the Charter or bylaws of the Company, (ii) conflict with or result in a material breach of any agreement or instrument to which the Company is a party (including any agreement providing for preemptive, participation or similar rights), (iii) violate in any material respect any law or order applicable to the Company or (iv)

violate in any material respect the rules of The Nasdaq Stock Market LLC; (d) the Warrant Shares have been duly reserved for issuance to the extent of the Available Authorized Shares and, when issued upon exercise in accordance with this Warrant, will be validly issued, fully paid and nonassessable; and (e) assuming the accuracy of the representations in the Warrant Exercise Notice, the offer, issuance and delivery of this Warrant and the Warrant Shares are exempt from registration under the Securities Act.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed and delivered as of the date first above written.

LANZATECH GLOBAL, INC.

By: ______________________________
Name: [___]
Title: [___]

AGREED AND ACKNOWLEDGED

LANZATECH GLOBAL SPV, LLC

By: ______________________________
Name: [___]
Title: [___]

Address:
606 Hillside Drive
Jackson, Wyoming 83001
Attn: Michael F. Solomon
Email: michael@futuresolutioninvestments.com

With a copy (not constituting notice) to:
KTBS Law LLP
1801 Century Park East, 26th Floor
Los Angeles, CA 90067
Attn: Nir Maoz
Email: nmaoz@ktbslaw.com

EXHIBIT A

FORM OF ASSIGNMENT

(TO BE EXECUTED BY THE REGISTERED WARRANTHOLDER IF SUCH WARRANTHOLDER DESIRES TO TRANSFER A WARRANT)

FOR VALUE RECEIVED, the undersigned registered holder hereby sells, assigns and transfers unto

____
Name of Assignee

____
Address of Assignee

Warrant to purchase ___________ shares of Common Stock held by the undersigned, together with all right, title and interest therein, and does irrevocably constitute and appoint ___________ attorney, to transfer such Warrant on the books of the Company, with full power of substitution.

Dated: ______________________________

Signature: ______________________________

Social Security or Other Taxpayer Identification Number of Assignee:

____

EXHIBIT B

FORM OF WARRANT EXERCISE NOTICE

(TO BE EXECUTED BY THE REGISTERED WARRANTHOLDER IF SUCH WARRANTHOLDER DESIRES TO EXERCISE A WARRANT)

To: LanzaTech Global, Inc.

Reference is made to that certain Warrant (the "Warrant") issued by LanzaTech Global, Inc. (the "Company") on ___________, 202__. Capitalized terms used but not otherwise defined herein shall have the respective meanings given thereto in the Warrant.

The undersigned Warrantholder hereby elects to exercise the Warrant for ______ Warrant Shares and to pay the aggregate Exercise Price [in Cash, by wire transfer of $__________ to the account designated by the Company] [by Cashless Exercise]. The undersigned Warrantholder hereby instructs the Company to issue the applicable number of Warrant Shares in the name of the undersigned Warrantholder.

The undersigned Warrantholder hereby represents and warrants to the Company that, as of the date hereof:

1. Experience; Accredited Investor Status. The Warrantholder (i) is an accredited investor as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act, (ii) has substantial investment experience and is capable of evaluating the merits and risks of its investment in the Company, (iii) has the capacity to protect its own interests, and (iv) has the financial ability to bear the economic risk of its investment in the Company.

2. Company Information. The Warrantholder has been provided access to all information regarding the Company and its present and prospective business, assets, liabilities and financial condition and results of operations which it has requested or otherwise needs to evaluate an investment in the Warrant Shares. It has had an opportunity to discuss the Company's business, management and financial affairs with directors, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. It has also had the opportunity to ask questions of, and receive answers from, the Company and its management regarding the terms and conditions of this investment and all such questions have been answered to its satisfaction.

3. Investment. The Warrantholder has not been formed solely for the purpose of making this investment and is acquiring the Warrant Shares for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in

connection with, any distribution of any part thereof. It understands that the Warrant Shares have not been registered under the Securities Act or applicable state and other securities laws and are being issued by reason of a specific exemption from the registration provisions of the Securities Act and applicable state and other securities laws, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of its representations as expressed herein.

4. Transfer Restrictions. The Warrantholder acknowledges and understands that (i) transfers of the Warrant Shares are subject to transfer restrictions under the federal securities laws and (ii) it may have to bear the economic risk of this investment for an indefinite period of time unless the Warrant Shares are subsequently registered under the Securities Act and applicable state and other securities laws or unless an exemption from such registration is available.

Name of Warrantholder: ______________________________

Signature of Authorized Signatory of Warrantholder: ______________________________

Name of Authorized Signatory: ______________________________

Title of Authorized Signatory: ______________________________

Date: ______________________________